UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semi-annual period ended June 30, 2023

Growth Stalk Holdings Corp
(Exact name of issuer as specified in its charter)

Oklahoma	87-3145742
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

11991 N Highway 99

Seminole, OK 74868

(Address, including zip code of principal executive office)

(Issuer’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The information and financial data discussed below is derived from our unaudited financial statements, herein, for the period from January 1, 2023 to June 30, 2023. The unaudited financial statements were prepared and presented in accordance with generally accepted accounting principles in the United States. The information and financial data discussed below is only a summary and should be read in conjunction with the related notes contained elsewhere in this filing. The financial statements contained elsewhere in this filing fully represent our financial condition and operations; however, they are not indicative of our future performance.

For the six months ended June 30, 2023, the financial statements have been prepared by management in accordance with the standards of the Public Company Accounting Oversight Board (United States). For the six months ended June 30, 2023 and 2022, the unaudited interim financial statements have been prepared by management in accordance with the condensing rules of the United States Securities and Exchange Commission.

Results of Operations

The Company had net revenue of $257,310 during the six months ended June 30, 2023.

Cost of goods amounted to $173,854 for the six months ended June 30, 2023. .

In the six months ended June 30, 2023, we incurred a net loss of 268,216 and a net loss attributable to non-controlling interest of 183,912.

Liquidity and Capital Resources

On June 30, 2023, we had a working capital deficit of $21,791, which included cash of $51,702. We reported a net loss of $268,216 and our net cash used in operating activities totaled $187,657. Net cash used in investing activities were $70,111, and net cash provided by financing activities was $277,134 provided by proceeds from private placement.

We expect to finance our operations primarily through our existing cash, our operating revenues, and any future financing. We expect to use both equity and debt financing from time to time. We have no limits on the amount of leverage we may need to employ. In general, we intend to pay debt service from operating cash flow, but we also expect to raise additional capital to meet our obligations and to fully implement our business plan. Potential future sources of capital include both secured and unsecured financing from a variety of lenders. Additionally, no assurance can be given that any such financing will be adequate to meet our capital needs.

CRITICAL ACCOUNTING POLICIES

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

Item 2. Other Information

None.

2

GROWTH STALK HOLDINGS, CORP

CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2023	2022
		*
ASSETS
Current Assets:
Cash	$51,702	$32,337
Accounts receivable - net	75,983	780
Inventory	21,915	40,537
Prepaid expenses	17,636	21,277
Other current assets	13,080	244
Related party note receivables	7,521	-
Total current assets	187,836	95,173

Related party note receivables - long term	-	-
Property and equipment, net	870,463	833,532
Total assets	1,058,300	$928,705

LIABILITIES AND EQUITY
Current Liabilities:
Accounts payable and accrued interest	78,627	8,534
Taxes payable	-	-
Related party payables	24,000	24,000
Convertible notes payable	107,000	-
Total current liabilities	209,627	32,534

Related party payables - long term	-	-
Total liabilities	209,627	32,534

Stockholders' Equity
Preferred stock series A voting; par value of $0.0001, 1 share issued and outstanding	-	-
Preferred stock series B non-voting; $0.0001 par value; 1,610,000 authorized, issued, and outstanding liquidation preference as described in Footnote 5	161	161
Common stock; $0.0001 par value; 500,000,000 shares authorized, issued, and outstanding 3,417,098 shares	2,022	1,970
Common stock; $0.0001 par value; 19,532,519 restricted common shares	273	221
Owner contributions	-	-
Additional paid-in capital	1,429,518	1,725,554
Accumulated deficit	(782,056)	(722,827)
Total Stockholders' / Members' equity Growth Stalk	649,917	1,005,079
Noncontrolling interest	198,755	(108,908)
Total Stockholders' / Members' Equity	848,674	896,171
Total liabilities and Stockholders' / Members' Equity	$1,058,300	$928,705

* Derived from Audited Information

__________________________

Derived from Audited Information See accompanying notes to unaudited combined financial statements

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GROWTH STALK HOLDINGS, CORP.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

For the Six Months Ended June 30,
2023

Net revenue	$257,310
Cost of goods sold	173,854
Gross Profit	83,456

Operating expenses
Selling, general and administration	350,113
Total operating expenses	350,113

Loss from operations	(266,658)

Other income (expenses), net
Other income	-
Interest expense	(1,558)
Total non-operating expenses	(1,558)

Net income (loss)	$(268,216)
Preferred B Dividend	-
Preferred A Dividend	-
Net (loss) income attributable to non-controlling interest	(84,304)
Net (loss) income attributable to Growth Stalk stockholders	$(183,912)

Net income (loss) per share	$(0.01)
Weighted-average shares outstanding	22,300,225

See accompanying notes to unaudited combined financial statements

4

GROWTH STALK GROUP

CONSOLIDATED CHANGES IN STOCKHOLDERS' EQUITY

	Preferred Stock		Preferred Stock		Common Stock		Additional		Non-
	Class A		Class B				Paid-in	Accumulated	Controlling	Stockholders'
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Interest	Equity
Balance—December 31, 2022	1	$-	1,610,000	$161	21,909,617	$2,191	$1,725,554	$(722,827)	$(108,908)	$896,171
Membership interest in Growth Stalk Holdings LLC converted to common stock
Common stock issued to acquire (a controlling interest) in three related entities
Common stock issued related to cash					1,040,000	$104	(296,036)			(295,932)
Non-controlling interest									307,663	307,663
Net loss								(59,229)		(59,229)
Balance—June 30, 2023	1	$-	1,610,000	$161	22,949,617	2,295	$1,429,518	$(782,056)	$198,755	$848,674

See accompanying notes to unaudited combined financial statements

5

GROWTH STALK HOLDINGS, CORP.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Six Months Ended June 30,
	2023	2022

CASH FLOW FROM OPERATING ACTIVITIES
Net loss (net of non-controlling interest)	$(224,611)	$(92,745)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	33,180	29,033
Changes in operating assets and liabilities:
Accounts receivable	(54,203)	131
Inventory	21,915
Prepaid expenses and other current assets	(195)	(10,833)
Other assets	-	-
Related party note receivable	(12,836)	(56,021)
Accounts payable and accrued expenses	49,093	(82,978)
Net cash used by operating activities	(187,657)	(213,412)
CASH FLOW FROM INVESTING ACTIVITIES
Issuance of common stock related to acquisition	-	-
Purchases of property and equipment	(70,111)	-
Net cash used in investing activities	(70,111)	-
CASH FLOW FROM FINANCING ACTIVITIES
Related party loans	-	-
Borrowings on loans	-	139,950
Repayments on loans	-	-
Debt issuance cost	-	84,500
Capital contributions pursuant to private placement	277,134	-
Capital distributions pursuant to private placement	-	(4,600)
Additional Paid in Capital		-
Net cash provided by financing activities	277,134	219,850

Change in cash	19,365	6,437
Cash—beginning of period	32,337	4,744
Cash—end of period	$51,702	$11,181

See accompanying notes to unaudited combined financial statements

6

GROWTH STALK HOLDINGS, CORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	NATURE OF OPERATIONS

Growth Stalk Holdings Corp (the “Company”) is a group of five related entities through ownership and common management (Growth Stalk Holdings Corp; Phenogene LLC; Southbound Sunshine LLC; Growers Consulting & Supply LLC; Heady House, LLC), which was established between July 2019 and May 2023 to assist cannabis companies to gain access to the stock market, benefit from industry resources and provide administrative services, commercial real estate, and infrastructure leasing in the cannabis markets.

The Company operates, and invests in entities for use in the production, distribution and sales of cannabis and cannabis-infused products licensed under the laws of the states of Oklahoma. As of June 30, 2023, the Company has ownership of Oklahoma state issued cultivation, manufacturing, and delivery licenses.

The financial statements of Growth Stalk Holdings Corp  (which may be referred to as the “Company”, “we”, “us”, or “our”) are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Going Concern

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business for the twelve months following the date of these consolidated financial statements. The Company has incurred significant operating losses since its inception. As of June 30, 2023, the Company had $51,702 of cash on hand, a working capital deficit of $21,791 and an accumulated deficit of $782,056.

The Company expects to generate operating cash flows that will be sufficient to fund presently anticipated operations although there can be no assurance. This raises substantial doubt about the Company’s ability to continue as a going concern. Therefore, the Company will need to raise additional funds and is currently exploring alternative sources of financing to supplement expected cash flow. Historically, the Company has raised capital through related party loans, as an interim measure to finance working capital needs and may continue to raise additional capital through the sale of common stock or other securities and obtaining some short-term loans. The Company will be required to continue to do so until its revenues support its operations.

The Company may attempt to raise capital in the near future through the sale of equity or debt financing; however, there can be assurances the Company will be successful in doing so. There can be no assurance that additional financing will be available to the Company on acceptable terms or at all.

While the recreational use of cannabis is legal under the laws of certain States, where the Company has and is working towards further finalizing the acquisition of entities or investment in entities that directly produce or sell cannabis, the use and possession of cannabis is illegal under United States Federal Law for any purpose, by way of Title II of the Comprehensive Drug Abuse Prevention and Control Act of 1970, otherwise known as the Controlled Substances Act of 1970 (the “ACT”). Cannabis is currently included under Schedule 1 of the Act, making it illegal to cultivate, sell or otherwise possess in the United States pursuant to federal law.

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On January 4, 2018, the office of the Attorney General published a memo regarding cannabis enforcement that rescinds directives promulgated under former President Obama that eased federal enforcement. In a January 8, 2018 memo, Jefferson B. Sessions, then Attorney General of the United States, indicated enforcement decisions will be left up to the U.S. Attorney’s in their respective states clearly indicating that the burden is with “federal prosecutors deciding which cases to prosecute by weighing all relevant considerations, including federal law enforcement priorities set by the Attorney General, the seriousness of the crime, the deterrent effect of federal prosecution, and the cumulative impact of particular crimes on the community.” Subsequently, in April 2018, former President Trump promised to support congressional efforts to protect states that have legalized the cultivation, sale and possession of cannabis; however, a bill has not yet been finalized in order to implement legislation that would, in effect, make clear the federal government cannot interfere with states that have voted to legalize cannabis. Further in December 2018, the U.S. Congress passed legislation, which the President signed on December 20, 2018, removing hemp from being included with Cannabis in Schedule I of the Act.

In December 2019, an outbreak of a novel strain of coronavirus (COVID-19) originated in Wuhan, China, and has since spread to several other countries, including the United States. On June 11, 2020, the World Health Organization characterized COVID-19 as a pandemic. In addition, as of the time of the filing of this Annual Report on Form 10-K, several states in the United States have declared states of emergency, and several countries around the world, including the United States, have taken steps to restrict travel. The existence of any future worldwide pandemic, the fear associated with COVID-19, or any, pandemic, and the reactions of governments in response to COVID-19, or any, pandemic, to regulate the flow of labor and products and impede the travel of personnel, may impact our ability to conduct normal business operations, which could adversely affect our results of operations and liquidity. Disruptions to our supply chain and business operations disruptions to our retail operations and our ability to collect rent from the properties which we own, personnel absences, or restrictions on the shipment of our or our suppliers’ or customers’ products, any of which could have adverse ripple effects throughout our business. If we need to close any of our facilities or a critical number of our employees become too ill to work, our production ability could be materially adversely affected in a rapid manner. Similarly, if our customers experience adverse consequences due to any future COVID-19, or any other, pandemic, demand for our products could also be materially adversely affected in a rapid manner. Global health concerns, such as COVID-19, could also result in social, economic, and labor instability in the markets in which we operate. Any of these uncertainties could have a material adverse effect on our business, financial condition or results of operations.

These foregoing conditions raise substantial doubt as to the Company’s ability to continue as a going concern. Should the United States Federal Government  begin enforcement of the provisions under the “ACT”, the Company through its wholly owned subsidiaries could be prosecuted under the “ACT” and the Company may have to immediately cease operations and/or be liquidated upon its closing of the acquisition or investment in entities that engage directly in the production and or sale of cannabis.

Management believes that the Company has access to capital resources through potential issuances of debt or equity securities. However, if the Company is unable to raise additional capital, it may be required to curtail operations and take additional measures to reduce costs, including reducing its workforce, eliminating outside consultants, and reducing legal fees to conserve its cash in amounts sufficient to sustain operations and meet its obligations. These matters raise substantial doubt about the Company’s ability to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might become necessary should the Company be unable to continue as a going concern.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in the United States of America (“GAAP” or “U.S. GAAP”) for interim financial information and pursuant to the Regulation S-X. In the opinion of management, the accompanying unaudited condensed consolidated financial statements reflect all adjustments, consisting of normal recurring adjustments considered necessary for a fair presentation of such interim results.

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Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income, and expenses. The most significant estimates included in these consolidated financial statements are those associated with the assumptions used to value equity instruments, valuation of its long-lived assets for impairment testing. These estimates and assumptions are based on current facts, historical experience and various other factors believed to be reasonable given the circumstances that exist at the time the financial statements are prepared. Actual results may differ materially and adversely from these estimates. To the extent there are material differences between the estimates and actual results, the Company’s future results of operations will be affected.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company’s cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company’s cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of June 30, 2023, and December 31, 2022, the Company’s cash and cash equivalents did not exceed FDIC insured limits.

Reclassifications

Certain amounts in the Company’s consolidated financial statements for prior periods have been reclassified to conform to the current period presentation. These reclassifications have not changed the results of operations of prior periods.

Principles of Consolidation

The Company’s policy is to consolidate all entities that it controls by ownership of a majority of the outstanding voting stock. In addition, the Company consolidates entities that meet the definition of a variable interest entity (“VIE”) for which it is the primary beneficiary. The primary beneficiary is the party who has the power to direct the activities of a VIE that most significantly impact the entity’s economic performance and who has an obligation to absorb losses of the entity or a right to receive benefits from the entity that could potentially be significant to the entity. For consolidated entities that are less than wholly owned, the third party’s holding of equity interest is presented as noncontrolling interests in the Company’s Consolidated Balance Sheets and Consolidated Statements of Changes in Stockholders’ Equity. The portion of net loss attributable to the noncontrolling interests is presented as net loss attributable to noncontrolling interests in the Company’s Consolidated Statements of Operations.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable is recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. The Company estimates losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of June 30, 2023 and December 31, 2022, the Company determined that no reserve was necessary.

Property and Equipment

Property and equipment is stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

9

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Leasehold improvements	The lesser of 15 years or the remaining term of the lease
Vehicles	4 – 5 years
Machinery and equipment	3 – 6 years
Construction in Progress	Not depreciated

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company looks for indicators of a triggering event for asset impairment and pays special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Pro Forma Information

Pursuant to Securities and Exchange Commission Staff Accounting Bulletin Number 1B.2 “Pro Forma Financial Statements and Earnings per Share” (“SAB 1B.2”), pro forma information on the face of the income statement has been presented which reflects the pro forma impact as if the Company had completed its conversion to a C Corp for the purposes of disclosure of income tax expense(benefit) and earnings per share at its inception.

Revenue Recognition

The Company recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements that an entity determines are within the scope of Accounting Standards Codification (ASC) Topic 606, Revenue from Contracts with Customers (Topic 606), the entity performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. The Company only applies the five-step model to contracts when it is probable that the entity will collect the consideration it is entitled to in exchange for the goods or services it transfers to the customer. At contract inception, once the contract is determined to be within the scope of Topic 606, the Company assesses the goods or services promised within each contract and determines those that are performance obligations and assesses whether each promised good or service is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

Advertising and Promotion

The Company charges advertising and promotion expenses as incurred.

Fair Value of Financial Instruments

The carrying value of the Company’s financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

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The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company’s assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as “lessees”, to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for non-public entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for non-public entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3.	PROPERTY AND EQUIPMENT

As of June 30, 2023, property and equipment consist of:

	June 30, 2023	December 31, 2022
Buildings	$600,000	$600,000
Buildings Improvements	106,516	102,401
Computers	1,600	-
Furniture and Fixtures	44,320	-
Equipment	196,435	176,357
Leasehold	3,252	3,252
Vehicles	67,860	67,860
Property and Equipment, at Cost	1,019,983	949,870
Accumulated depreciation	(149,520)	(116,338)
Property and Equipment, Net	$870,463	$833,532

Depreciation expense was approximately $32,098 at the end of June 30, 2023. Depreciation expense is included in general and administrative expense.

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4.	CONSOLIDATED ASSET ACQUISITIONS

Acquisition of Phenogene, LLC

For the period ended June 30, 2022, Growth Stalk Holdings Corp completed a March 16, 2022 Share Acquisition Agreement with Phenogene, LLC, a Wyoming Limited Liability Company (“Phenogene”) that owns a cannabis cultivation facility in Seminole, Oklahoma, providing for the Seller in the transaction, Joseph Babiak, selling 100% of Phenogene’s membership units to us in return for our payment of 12,750,000 Common Stock Shares to the Seller, Joseph Babiak (the “Phenogene Acquisition”). At the time of the March 16, 2022 Phenogene acquisition, Joseph Babiak was (and continues to be) our Chief Executive Officer/Majority Shareholder and the then owner of 100% of Phenogene’s membership units; accordingly,  the Phenogene Acquisition is a related party transaction. Business acquisition accounting including fair value accounting does not apply.

Acquisition of Southbound Sunshine, LLC

For the period ended June 30, 2022, Growth Stalk Holdings Corp completed a March 16, 2022 Share Acquisition Agreement with Southbound Sunshine, LLC, an Oklahoma Limited Liability Company (“Southbound”) that holds an Oklahoma cannabis grower’s license and an Oklahoma medical cannabis processor’s license, providing for the Seller in the transaction, Joseph Babiak, selling 25% of Southbound’s membership units to us in return for our payment of 3,500,000 Common Stock Shares to the Seller, Joseph Babiak (the “Southbound Acquisition”). At the time of the March 16, 2022 Southbound Acquisition, Joseph Babiak was (and continues to be) our Chief Executive Officer/Majority Shareholder and the then holder of 25% of the Southbound’s membership units; accordingly,  the Southbound Acquisition is a related party transaction. The entity was consolidated under variable interest entity accounting.

Acquisition of Growers Consulting and Supply, LLC

For the period ended June 30, 2022, Growth Stalk Holdings Corp completed a March 17, 2022 Share Acquisition Agreement with Growers Consulting and Supply, a Florida Limited Liability Company (“Growers”), providing for the Seller in the transaction, David DiCiocco, selling 99 % of the membership units of Growers that hold cannabis grower assets to us in return for our payment of 720,000 Common Stock Shares to the Seller, David DiCiocco (the “Growers Acquisition”). Business acquisition accounting including fair value accounting does not apply.

Acquisition of Heady House, LLC

For the period ended June 30, 2023, Growth Stalk Holdings Corp completed a January 5, 2023 Joint Venture Agreement with Hash-RX, LLC, an Oklahoma Limited Liability Company,  to form a 50/50 joint venture called Heady House (“Heady”), an Oklahoma Limited Liability Company. This agreement will establish an Oklahoma consumption lounge that will engage in the business of food and entertainment. The consideration of the Company’s 50% ownership interest was  $10,000, which was tendered as an investment. The entity was consolidated under variable interest entity accounting.

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5.	CAPITALIZATION AND EQUITY TRANSACTIONS

Stockholders’ Equity

Growth Stalk Holdings Corp. is authorized to issue 500,000,000 shares of common shares with a par value of $0.0001, 1 preferred, voting, class A share with a par value of $0.0001, 1,610,000 preferred, non-voting, class B shares with a par value of $0.0001, and 3,389,999 additional preferred shares non-voting shares with a par value of $0.0001. As of June 30, 2023, 22,949,617 common shares have been issued and are outstanding 1 share of preferred stock class A has been issued and is outstanding, and 1,610,000 preferred stock class B shares have been issued and are outstanding. As of June 30, 2023, 1 class A have been issued and are outstanding.

For the period ended June, 30, 2023, the Company issued a subscription agreement for shares of Preferred B Stock between Growth Stalk Holdings Corp. and a certain shareholder. The entity agreed to issue 1,610,000 shares of Preferred B Stock at a par value of $0.0001 per share in exchange at $0.50 per Preferred B Shares. The Preferred B Shares have dividend rights (90% of the rents) and the lien to enforce liquidation preference up to $805,000 including but not limited the right to retake the property located at 11991 N. Highway 99, Seminole, Oklahoma.

6.	DEBT

Convertible Notes Payable

As of June 30, 2023, the Company had convertible debt outstanding of $107,000.

Between 7% and 10% imputed interest of $1,558 was recorded. Since there is a 12-month maturity date set, the notes were classified as current.

7.	RELATED PARTIES

The below table summarized related party receivables and payables as of June 30, 2023, and December 31, 2022.

	June 30, 2023	December 31, 2022
Related party note receivables:
Related party - current portion	$7,521	$
Related party - long term	-		-
	$7,521	$

Related party payables:
Related party - current portion	$24,000		$24,000
Related party - long term	-		-
	$24,000		$24,000

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8.	COMMITMENTS AND CONTINGENCIES

Contingencies

The Company’s operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of June 30, 2023, and December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company’s operations.

9.	NON-CONTROLLING INTEREST

Non-controlling interest in consolidated entity is as follows:

As of June 30, 2023
	NCI Equity Share	Net Loss Attributable to NCI	NCI in Consolidated Entities	Non-Controlling Ownership %
Southbound Sunshine, LLC	$(15,839)	$(83,995)	$(206,274)	75.0%
Heady House	$(15,839)	$(308)	$7,518	50.0%

10.	NET GAIN OR LOSS PER SHARE

Basic net gain or loss per share is computed by dividing net gain or loss attributable to common shareholders by the weighted average number of common shares outstanding. Diluted net gain or loss per share is computed by dividing net loss attributable to common shareholders by the weighted average number of common shares outstanding plus the number of common shares that would be issued assuming exercise or conversion of all potentially dilutive common shares. Potentially dilutive securities are excluded from the calculation when their effect would be anti-dilutive. All potentially dilutive securities have been excluded from the diluted share calculations because they were anti-dilutive for six months ended June 30, 2023, as a result of the net losses incurred for the respective periods, or were dilutive, but the exercise prices were above the stock price for the entire period, deeming them not to be converted, or exercised during the period. Accordingly, basic shares equal diluted shares for all periods presented.

Six Months Ended June 30,
2023
Convertible notes payable, including accrued interest	$108,588

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe the information contained within this Form 1-SA is true and correct to the best of its knowledge and belief, and has duly signed this Form 1-SA in Seminole, Oklahoma on December 11, 2023.

Growth Stalk Holdings Corp

By:	/s/ Joseph Babiak
Chief Executive Officer/Chief Financial Officer

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